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                                                               Exhibit 99.(a)(7)

NEWS RELEASE

FOR IMMEDIATE RELEASE

      VIVENDI                                 SUPERIOR SERVICES, INC.
      Contact:  Alain Delrieu                 Contact:  George K. Farr
      Telephone:  011-331-171711711           Chief Financial Officer
      Fax:  011-331-171713711                 Telephone:  (414) 479-7834
               or
      Sandra Sokoloff
      Telephone: (212) 367-6892

         VIVENDI TO ACQUIRE SUPERIOR SERVICES, INC. FOR $27.00 PER SHARE

         PARIS, FRANCE and MILWAUKEE, WIS. -- June 14, 1999 -- Vivendi, the world's largest environmental services provider and one of Europe's fastest-growing companies, today announced that it has entered into an agreement to acquire Superior Services, Inc. (NASDAQ:SUPR), headquartered in Milwaukee, Wisconsin, for US $27.00 per share in cash in a two-step tender offer/merger transaction worth approximately US $1 billion.

         As a subsidiary of Vivendi, Superior will continue to be led by its current senior management team, including G. William Dietrich as Chief Executive Officer, George K. Farr as Chief Financial Officer and Peter J. Ruud as Senior Vice President, each of whom have executed employment agreements in connection with the acquisition. Superior will remain headquartered in Milwaukee and the acquisition is not expected to result in any reduction of Superior's employees or closing of any of its facilities.

         According to Bill Dietrich, Chief Executive Officer of Superior, "The combination with Vivendi will provide Superior and its employees the opportunity to accelerate our acquisition program and continue to build a strong, integrated solid waste company with the added support of Vivendi's access to the international capital markets."

         On Friday, June 18, 1999, Vivendi will commence a cash tender offer for all of Superior's outstanding shares for US $27.00 per share. Upon successful completion of the tender offer and after receipt of all necessary state solid waste permit approvals, a Vivendi subsidiary will merge into Superior, and Superior will become a subsidiary of Vivendi. In the merger, Superior shareholders who do not tender their shares into the tender offer will receive US $27.00 per share in cash.

         Superior has also granted Vivendi an option to purchase newly issued Superior shares in an amount not to exceed 19.9% of its then outstanding common stock. Vivendi may exercise the option, with respect to any or all of the shares subject thereto, upon the occurrence of any event that would entitle Vivendi to receive a termination fee under the terms of the merger agreement. In addition, under certain circumstances, Vivendi is required to exercise the option upon

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conclusion of the tender offer for that number of shares that would give Vivendi control of at least 50.1% of the shareholder votes needed to approve the second step merger.

         Superior's chairman of the board, founder and largest shareholder, owning approximately 8% of Superior's shares, has entered into a shareholder tender agreement with Vivendi. Pursuant to the tender agreement, he has agreed to tender into the offer and not withdraw his shares of common stock.

         Lazard Freres & Co. LLC and Lazard Freres et Cie. served as financial advisers to Vivendi. Deutsche Banc Alex. Brown and Robert W. Baird & Co. Incorporated served as financial advisors to Superior.

         Vivendi is a leading participant in Europe's communications and utilities industries. Vivendi has 235,000 employees, annual sales of about $35 billion and a market capitalization of over $41 billion.

         Superior Services, Inc. is an acquisition-oriented, fully-integrated solid waste services company providing solid waste collection, transfer, recycling and disposal services to more than 750,000 residential, commercial and industrial customers in 12 states. Since its original consolidation of 22 businesses in 1993, Superior has acquired more than 100 businesses to build its network of 23 company-owned or operated solid waste landfills, 49 solid waste collection operations, 20 transfer stations and 15 recycling facilities.

         Certain matters in this press release are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the company "believes," "anticipates," "expects," "intends," or words of similar import. Similarly, statements that describe the future plans, objectives or goals are also forward-looking statements. Such forward-looking statements, to the extent they relate to Superior, are subject to certain risks and uncertainties set forth under the caption "Risk Factors" in Superior's Form S-4 Registration Statement filed with the Securities and Exchange Commission, which could cause actual results to differ materially from those currently anticipated. The forward-looking statements made herein are only made as of the date of the press release and the companies undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

         CONTACT: Alain Delrieu, 011-331-171711711, Fax: 011-331-171713711, or
Sandra Sokoloff, (212) 367-6892, both of Vivendi or George K. Farr, (414) 479-7834, Chief Financial Officer for Superior.


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